LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
 www.luselaw.com

WRITER’S DIRECT DIAL NUMBER                                                                 WRITER’S EMAIL
(202) 274-2009                                                                             mlevy@luselaw.com

March 11, 2011

Via Edgar

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           Cape Bancorp, Inc.
File No. 001-33934
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Schedule 14A filed March 20, 2009
Form 10-Q for the Period Ended March 31, 2009
Form 10-Q for the Period Ended June 30, 2009
Form 10-Q for the Period Ended September 30, 2009
Form 10-K for the Fiscal Year Ended December 31, 2009

Dear Mr. Clampitt:

On behalf of Cape Bancorp (the “Company”), we are providing responses to the Staff's letter dated December 29, 2010.  The Company’s responses are set forth below and are keyed to the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Business Strategy, page 54

1. We note your proposed response to the first bullet point of comment 2.  As we requested, please revise your proposed Management Discussion and Analysis to provide “analysis of the current market conditions and trends, particularly in Atlantic City, for commercial real estate including prices, vacancies, and delinquencies.”  We note the article:  “Gov. Christie’s Proposed Takeover of Casino Industry May Be Last Chance for Atlantic City Revitalization,” New Jersey Star Ledger, July 25, 2010 which includes the statement that “the recession and out-of-state

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 11, 2011

gambling competition [are] pushing the resort to the brink.”  Please revise your proposed Management Discussion and Analysis to analyze conditions and trends indentified in the article such as drops in casino revenues and competition from gambling in other states and provide analysis of current proposals by the State of New Jersey to assist Atlantic City.  In addition, please revise your proposed disclosure as follows:

•
Delete or provide to us the basis for your claim in the first point of page three that your market area “has historically experienced sustained commercial development driven by the gaming industry and the seashore resort communities” and analyze trends over the past three years and the current fiscal year in commercial real estate prices, commercial real estate sales, commercial building permits and commercial real estate starts in your particular market in the Atlantic City metropolitan area; and

•	Delete or provide to us the basis for your claim in the full paragraph on page three that “the economic recovery continues.”

The Company will delete the references that its market area has “historically experienced sustained commercial development driven by the gaming industry and the seashore communities” as well as the reference to the “economic recovery continues” due to the fact that it is difficult to substantiate these disclosures with specificity.  The Company will limit such disclosure in future filings to a review of historical information and the reasons for any material changes thereto.  The Company notes that the request for “analysis of the current market conditions and trends, particularly in Atlantic City, for commercial real estate including prices, vacancies and delinquencies” is information for which it has been unable to procure supportable documentation.  This specific information has been requested from a variety of sources, including the Atlantic City Chamber of Commerce, a local college, the Federal Reserve Bank of Philadelphia and a multitude of web sites primarily focused on the New Jersey real estate market, and the Company does not believe the information received is verifiable for use in its periodic disclosure.  The Company has requested and received information from local realtors that indicates that the commercial real estate market in the Atlantic City and surrounding markets (including Atlantic County and Cape May County), has seen more activity in 2010 than 2009 but these markets are still depressed from 2006 and 2007 levels of activity and value.

The Company will disclose in future filings, to the extent such information continues to affect the Company’s financial statements, that commercial real estate (industrial, office and retail) values remain depressed on a national level compared to 2007 levels, commercial real estate rents have declined each year since 2007 and commercial real estate vacancy rates have increased each year since 2007.  The Company believes that this information, both nationally and regionally, is consistent with the Atlantic City metropolitan area.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 11, 2011

The Company will disclose in future filings, to the extent such information continues to affect the Company’s financial statements, that the Atlantic City casino industry has experienced declines in many areas of their business, such as:

a.      casino revenue in total was down 9.6% in 2010 from 2009;

b.      all 11 casinos had revenue declines during the period 2009 to 2010;

c.      2010 was the worst year for casino revenue during the past 10 years;

d.      employment levels at the casinos has declined consistently since 2007;

e.	visitors to Atlantic City have declined consistently from 2007 to 2009 (2010 data not yet available); and

f.      2009 net income per casino indicates that 7 of 11 casinos reported losses for the year.

In addition to the national, regional and local economies negatively effecting Atlantic City casinos, they have also been negatively affected by competition from casinos in Pennsylvania and Delaware.  Pennsylvania currently has 10 operating casinos with the potential of an additional four casinos.  These casinos have both slot machines and gaming tables.  The impact of Delaware casinos on the Atlantic City casino market is not as significant as Delaware currently only has three casinos which are limited to slot machines.

The State of New Jersey is making efforts to contribute to the revitalization of Atlantic City in the following ways:

a.	Established a New Jersey State-run Tourism District within Atlantic City.

b.
Tax reimbursement incentives for the Revel Casino (assuming financing is obtained by the Revel) up to $261 million of which $125 million will be used to fund various upgrades to the Boardwalk and other parts of the city that surround the Revel Casino.  These tax incentives are being provided by New Jersey’s Economic Development Authority under the Economic Re-development and Growth Grant Program which is designated to stimulate jobs and investment.  It is anticipated the construction of the Revel Casio will create 2,000 construction jobs and upon completion, which is estimated to be June 2012, 5,500 full time positions will be created.

c.	Consideration of permitting “small” (minimum 200 rooms and gaming floor area of 24,000 square feet) casino hotels in Atlantic City, and interest in this market has been expressed by certain companies.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 11, 2011

d.	Casino Reinvestment Development Authority (“CRDA”) will oversee operations of the Atlantic City Convention and Visitors Authority.

e.	A discount shopping outlet in Atlantic City is expanding and the CRDA is assisting with this project by lending the developer $9 million towards this project.

2.           We note your proposed response to the third bullet point of comment 2 of our letter to you dated April 27, 2010.  As we requested, please revise your proposed Management Discussion and Analysis to “analyze the risks to you of having over 58 percent of your loan portfolio concentrated in commercial real estate that is limited to two counties in New Jersey and concentrated in Atlantic City metropolitan area.

•	delete (or provide additional support for) your claims, in the first sentence of your proposed disclosure on page 2 and elsewhere, that you have a “diversified” loan portfolio;
•	delete (or provide additional support for) your claim in the second point at the bottom of page 3 that your credit concentrations are “well dispersed…and limited in exposure to any one sector;”

The Company will delete the references that it has a “diversified” loan portfolio and that its credit concentrations are “well dispersed…and limited in exposure to any one sector.”

•
Discuss the risks that when the commercial real estate market is depressed and your portfolio is concentrated as it is in the Atlantic City metropolitan area, the collateral may be worth considerably less than the amount of the principal of the loan;

The Company will add additional disclosure to the effect that its practice for commercial real estate loans is to obtain appraisals for the collateral securing the loan when the loan has become 90 days delinquent or if information is obtained indicating insufficient cash flow to support the loan. For these collateral dependent loans an FASB ASC Topic No. 310 Receivables analysis is performed and any resulting charge-offs are recorded. It is not the Company’s practice to test collateral value to loan balance for loans that are performing consistent with contractual terms or are less than 90 days delinquent, as the value of collateral does not necessarily affect the repayment capacity of the borrower. The exception to this would be acquisition and development loans of which the Company currently has 12 loans with balances of $6.5 million, or 1.6% of the commercial mortgage loan portfolio as of December 31, 2010.

In addition, if loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired from the time of origination or most recent appriasal, then the Company may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 11, 2011

•	revise your claims on page 2 and 3 that the Bank “endeavors to minimize” your risks as follows:
o	Explain the basis for your claims on page 2 and 3 that you observe “vigorously and conservatively underwriting” policies and provide detailed disclosure of those policies;

The Company will revise and expand its disclosure concerning its underwriting standards to include a more detailed description as to what information it requires as part of the underwriting process, including, but are not limited, to a summary of the following:
1.
Financial information including:
-current and historical balance sheet and income data, (at least two (2) years),
-balance sheet, income and cash flow projections, when appropriate, and
-comparative industry data when appropriate

2.	Financial analysis, including repayment capacity.
3.	Collateral identification and valuation.
4.	Guarantor information and related financial information.
5.	Summary of borrower and affiliated credit relationships.
6.	Loan terms, including tenure and repayment structure.
7.	Pricing information, including relationship profitability data.
8.	Covenants and requirements for future submission of financial data.
9.	Exceptions to policy and underwriting guidelines and mitigants
10.	Information fields to capture data for reporting purposes.
11.	Risk rating or recommended risk rating.
12.	Character: the primary consideration in any credit decision must be the character and integrity of the borrower. Character is a basic consideration in any credit consideration.
13.
Ability to Repay:  a loan is granted with the expectation that it will be repaid according to terms.  Assuming the borrower’s character is satisfactory, the borrower’s ability to repay is the next consideration. Business loans must be evaluated on the past, present, and projected cash flow and the ability of the guarantor to support the debt service. All loans, secured and unsecured, must be supported by an ability to repay.

14.
Collateral:  collateral is the Bank’s insurance against an interrupted ability to repay.  Adequate collateral is not a substitute for ability to repay, but it is a backstop.  Lack of collateral requires a higher standard of cash flow, both in quantity and quality. Collateral further establishes a priority of consideration, giving a secured creditor a preferred position in the event of a problem. Collateral serves as an insurance of cash flow, together with preferred position, but is not the primary basis of loan approval.

15.
Purpose of the credit request:  the purpose of each credit request is to be considered in determining a borrower’s character and ability to repay. In addition, the purpose of a loan may dictate the terms of such loan; i.e. short-term notes should not be utilized to finance long-term investments, capital expenditures, or real estate speculation.  The purpose should be carefully evaluated to determine the probability of repayment as agreed.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 11, 2011

o	Describe your policy on making new or additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;

The Company will add additional disclosure to the effect that its general practice is not to make new loans or additional loans to a borrower or related interest of a borrower who is past due in principal or interest more than 90 days. In limited circumstances, the Company would advance an existing borrower new money to facilitate the completion of a project, with expectations that the full amount of the new advance plus reduction of the delinquent outstanding principal and interest would occur within one year of granting the additional funds.

o
Describe your historic policy on extending the maturity date, reducing the interest rate, renewing, restructuring one loan into multiple new loans or otherwise restructuring or changing the terms of loans or other extensions of credit and whether after such changes, you continue to classify such loans as performing;

The Company will add additional disclosure to the effect that it assesses a borrower’s income or cash flow expectations, the Company’s collateral position and a borrower’s financial outlook when temporarily restructuring loan terms.  Based on that assessment the Company would then determine its course of action.  Generally, in a troubled situation, on a loan with a long term maturity, the maturity date is more often shortened or left unchanged than it is extended.  An exception to this would be when a loan either has matured or is near maturity, the maturity date would be extended, but not for more than twelve months.  Because cash flow is often a problem for a struggling borrower, the interest rate is usually reduced for a period of time, typically twelve months; and the amount of interest is only recognized when billed and recaptured at maturity.  Occasionally, the Company splits the loan into two separate notes:  note structured on terms that are supported by the borrower’s ability to repay and the other note structured on more lenient terms and/or possibly partially for fully written down.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 11, 2011

The Company will also add disclosure that when a loan has been restructured the determination of the loan being placed in an accrual or non-accrual status is made consistent with regulatory and GAAP requirements.  A loan or other debt instrument that has been formally restructured so as to be reasonably assured of repayment (of principal and interest) and of performance according to its modified terms need not be maintained in nonaccrual status, provided the restructuring and any charge-off taken on the asset are supported by a current, well documented credit evaluation of the borrower's financial condition and prospects for repayment under the revised terms. Otherwise, the restructured asset must remain in nonaccrual status. The evaluation must include consideration of the borrower's sustained historical repayment performance for a reasonable period prior to the date on which the loan or other debt instrument is returned to accrual status. A sustained period of repayment performance generally would be a minimum of six months and would involve payments of cash or cash equivalents. (In returning the asset to accrual status, sustained historical repayment performance for a reasonable time prior to the restructuring may be taken into account.) Such a restructuring must improve the collectability of the loan or other debt instrument in accordance with a reasonable repayment schedule and does not relieve the bank from the responsibility to promptly charge off all identified losses.)

o
Revise your claim, on page 3, that you are “requiring significant collateral” to disclose the extent which your commercial real estate loans are unsecured, secured by collateral that has a market value less than the amount of the principal and interest due on the loan, secured only by the property that for which you have lent money and secured by any collateral or guarantees beyond the property being financed by the loan); and

At December 31, 2010 the Company had no commercial real estate loans that were unsecured. The Company did have, as of December 31, 2010, 27 loans totaling $1.4 million of unsecured commercial loans, of which the largest was $276,000. The Company’s current practice when originating a commercial real estate loan is to use the commercial real estate as collateral, but, as noted above,  the extension of credit is based on many other factors in addition to the value of the collateral.  As a matter of practice, loan-to-value ratios seldom exceed 75%.  If a loan is in a performing status it is not the practice of this Company to obtain current appraised values of the collateral. The Company’s practice regarding loans delinquent 90 days or greater is discussed previously within this document.

o	Disclose the percent of your loan losses in the past fiscal year that were commercial real estate loans.

The Company will disclose that during 2010, total recorded charge-offs were $8.8 million, of which $4.2 million, or 47.1% were commercial real estate loans.

* * * * *

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 11, 2011

The Company duly acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009 or Eric Luse at 202-274-2002.

Very truly yours,

/s/ Marc Levy

Marc Levy

cc:            Jonathan E. Gottlieb, SEC
                 Guy Hackney, Cape Bancorp, Inc.
 Eric Luse, Esq.